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17018702

Washington, D.C. 20549

SEC Mail Processing Section AUG 14 2017 Washington DC 412

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-20930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, 11th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK ROSELLI (212) 349-1006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADEPTUS PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

6 EAST 45TH ST., 10TH FL (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

2017 AUG -7 PM 6:46 SEC / TM RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, KENNETH FISHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIAD SECURITIES CORP., as of JUNE 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOUGLAS N. COHEN
Notary Public, State of New York
No. 02CO6320301
Qualified in New York County
Commission Expires March 2, 2019

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Triad Securities Corp.

We have audited the accompanying statement of financial condition of Triad Securities Corp. as of June 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Triad Securities Corp.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Adeptus Partners, LLC

New York, New York
August 10, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

TRIAD SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Cash and cash equivalents	$ 1,169,188
Deposits with clearing brokers	750,000
Commissions receivable from clearing brokers	855,754
Commissions receivable from other broker dealers	69,896
Fixed and intangible assets, less accumulated depreciation and amortization of $195,717	126,238
Tenant security deposit	93,450
Other assets	171,706
TOTAL ASSETS	$ 3,236,232

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued bonus payable	$ 925,000
Accounts payable and other accrued expenses	493,464
Sub-lease security deposits	24,000
Subordinated loan	250,000
TOTAL LIABILITIES	1,692,464
Stockholders' Equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	24,950
Additional paid-in capital	208,088
Retained earnings	1,310,730
TOTAL STOCKHOLDERS' EQUITY	1,543,768
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,236,232

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York, NY. The Company acts primarily as an introducing broker forwarding transactions to three other FINRA members on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company established and maintains a "Special Account for the Exclusive Benefit for Customers." This account, aggregating $23,390 at June 30, 2017, is required to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Revenue Recognition</u>: The Company receives commission income in accordance with the terms of its agreements with clearing broker-dealers. Commission income and related expenses are recognized on a trade-date basis. Investment banking revenues are trailing commissions/fees received in connection with previous sales of private placements. Investment banking revenues also include fees earned from providing merger-and-acquisition and corporate finance advisory services. The Company recognizes investment banking income and related expenses upon the receipt of cash, when the deal has closed and the earnings process has been completed.

<u>Equipment/Furniture:</u> Equipment/Furniture is depreciated using the straight-line method over their estimated useful lives, ranging from five (equipment) to seven (furniture) years.

<u>Software:</u> Software is amortized on a straight-line basis over three years.

<u>Leasehold Improvements</u>: Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of seven years or the term of the lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Fair Value Measurements: The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

NOTE 3 - LEASE COMMITMENTS AND CONTINGENCIES

On December 23, 2010, the Company extended its non-cancelable operating lease for its principal premises through July 31, 2019. The first month of rent, in each successive twelve month period under the lease, is eligible for abatement provided the Company does not default under any provision of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Minimum annual rentals under the renewed non-cancelable lease are as follows:

Year ending June 30,	
2018	$ 841,294
2019	860,175
2020	71,812
Total	$ 1,773,281

These amounts do not consider the eligible abatement.

Rent expense is recorded on a straight-line basis over the lease term, which amounted to $859,233 for the fiscal year ended June 30, 2017.

The Company had no material equipment rental commitments, no underwriting commitments, and no contingent liabilities at June 30, 2017.

NOTE 3 - LEASE COMMITMENTS AND CONTINGENCIES (continued)

The Company licenses office space to various parties with various termination dates. Total license income for the year ended June 30, 2017 was $345,964, and was included in other income in the statement of income. Minimum annual licensing income under non-cancelable licensing agreements is as follows:

Year ending June 30,	
2018	$ 149,062
2019	153,533
2020	13,113
Total	$ 315,708

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017 the Company's net capital of $2,326,495 was $2,076,495 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

NOTE 5 - CONCENTRATION OF RISK

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit.

NOTE 6 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company clears all its securities transactions including their own customer transactions through their clearing brokers, National Financial Services LLC, Wedbush Securities Inc. and ICBC Financial Services LLC, pursuant to the clearance agreements. Commissions receivable from clearing brokers on the statement of financial condition are from these brokers.

As part of these agreements with its clearing brokers, the Company maintains good faith cash deposits totaling $750,000, which are included on the statement of financial condition.

NOTE 7 - FIXED AND INTANGIBLE ASSETS

Details of fixed and intangible assets at June 30, 2017 are as follows:

Equipment	$ 234,378
Furniture	7,080
Software	17,887
Leasehold improvements	62,610
Total fixed and intangible assets, at cost	321,955
Less: accumulated depreciation and amortization	195,717
Net fixed and intangible assets	$ 126,238

NOTE 8 - NOTE PAYABLE

On January 22, 2016, the Company entered into an unsecured promissory note with an indirect owner (through a trust) of the Company, by which the Company borrowed the principal amount of $250,000. The note was re-paid on August 31, 2016, including accrued interest of $4,549.

NOTE 9 - SUBORDINATED LOAN

On March 21, 2016, the Company entered into a subordinated loan agreement with an indirect owner (through a trust) of the Company, by which the Company borrowed the principal amount of $250,000. The loan is due to mature on March 21, 2021. Interest is payable upon maturity at a rate equal to three percent (3.0%) per annum. Accrued interest of $9,549 was payable as of June 30, 2017.

The subordinated loan, under appendix D of Rule 15c3-1, provides the Company with additional regulatory capital which is subject to the rule's "Debt Equity Ratio" requirements, which cannot exceed 70% for a period in excess of 90 days. At June 30, 2017, the Company's Debt-Equity Ratio was 0.14 to 1.

NOTE 10 - RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2017.

NOTE 11 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through August 10, 2017, the date the financial statements were available for issuance.



TRIAD
SECURITIES CORP.

SEC
Mail Processing
Section
AUG 14 2017
Washington DC
412

August 10, 2017

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

RE: Triad Securities Corp., SEC File # 8-20930, FYE 6/30/17

Dear Sir or Madam:

Enclosed are two copies of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedules as of June 30, 2017, and Independent Accountant's Report on the SIPC Annual Assessment.

2. Statement of Financial Condition as of June 30, 2017.

It is our understanding that the company's financial statements and supplementary schedules, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Frank Roselli
Chief Financial Officer
(212) 349 - 1006

RECEIVED
2017 AUG -7 PM 6:46
SEC / TM

ENCLOSURES